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September 25, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Schwab Capital Trust Post-Effective Amendment No. 139 to Registration Statement on Form N-1A (File Nos. 33-62470 and 811-7704)

Ladies and Gentlemen:

Our client, Schwab Capital Trust (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 139 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act and Amendment No. 140 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is made for the purpose of: (1) modifying the target asset allocations, underlying fund selections and underlying fund target weightings for Schwab MarketTrack All Equity Portfolio, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, and Schwab MarketTrack Conservative Portfolio (collectively, the “MarketTrack Portfolios”); and (2) reflecting the decrease in the management fee for the MarketTrack Portfolios.

The Trust undertakes to make an additional filing of the registration statement in order to respond to any comments you might have with respect to this filing, add any additional non-material disclosure that may be required in order to complete the registration statement and file the appropriate exhibits.

No fee is required in connection with this filing. Please contact Stephen Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick